EXHIBIT 1




                      MORRIS, NICHOLS, ARSHT & TUNNELL LLP
                            1201 NORTH MARKET STREET
                                  P.O. BOX 1347
                         WILMINGTON, DELAWARE 19899-1347

                                  302 658 9200
                                302 658 3989 FAX





JOHN F. JOHNSON
302 351 9203
302 425 4678 FAX
jjohnston@mnat.com




                                  July 16, 2009
Mark J. Gentile, Esq.
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
P.O. Box 551
Wilmington, Delaware 19899

Dear Mark:

     As I told you some time ago, although H C Crown Corp had hoped to receive a response from Crown Media regarding HCC's Proposal Letter dated May 28, 2009 prior to Crown's filing of its second quarter 10Q Report, that filing date was in no way intended as any sort of deadline. HCC understood at the time it sent that letter, and continues to understand, that the Special Committee needs to take whatever amount of time it determines to be required to make what it and its advisors determine to be an appropriate response to our proposal.

     As you and I have also discussed, although it is our understanding that Crown is unable to obtain refinancing of the debt owed to HCC, we have assumed that the Special Committee will explore other refinancing alternatives.

     If you have any questions or wish to discuss either of these points further, please do not hesitate to call me.

                                                  Very truly yours,

                                                  /s/  John F. Johnston
                                                  ---------------------
                                                  John F. Johnston